UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE CONCERNING ACQUISITION OF 72.9% OF CIRQUENT GmbH BY NTT DATA FROM BMW

On August 1, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning acquisition of 72.9 percent of Cirquent GmbH by NTT DATA CORPORATION (“NTT DATA”) from BMW Group. NTT DATA is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: August 1, 2008

August 1, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock

Exchanges, Fukuoka and Sapporo Stock Exchanges)

Notice concerning Acquisition of 72.9% of Cirquent GmbH by NTT DATA from BMW

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that its subsidiary, NTT DATA CORPORATION (President and CEO: Toru Yamashita; “NTT DATA”), has entered into a definitive agreement with BMW AG (Chairman of the Management Board: Dr. Ing. Norbert Reithofer) to acquire from BMW Group 72.9% of the issued shares of Cirquent GmbH (CEO: Peter Broicher; Headquarters: Munich), a German information-system company 98% owned by BMW Group. The acquisition will be made through NTT DATA’s wholly owned subsidiary in Germany, NTT DATA Europe GmbH & Co. KG.

For further inquiries, please contact:

(Mr.) Anzai or (Mr.) Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581

Press Release

NTT Data acquires 72.9% of Cirquent from BMW

•	The deal is an exceptional strategic fit and marks a further significant step for NTT Data in Europe

•	Cirquent will continue to operate independently with its own management and brand

•	BMW retains a significant stake in the company and remains an important customer

Tokyo/Japan and Munich/Germany – 1 August 2008. BMW AG and NTT Data Corporation today reached a definitive agreement to form a capital tie-up in which NTT Data will acquire 72.9 percent of the issued shares of Cirquent GmbH, a 98% owned subsidiary of BMW Group. As in the past, the remaining two percent of the shares will continue to be held within Cirquent GmbH. Both partners have agreed not to disclose the purchase price. The closing of the transaction is subject to approval by the competition authorities.

The transaction is part of NTT Data’s internationalization strategy, which the company has pursued in an effort to service multinational clients from Japan and elsewhere around the globe. In January 2008, NTT Data had acquired a majority stake in Bielefeld-based itelligence AG, one of the leading international full-service providers for solutions in the SAP environment. Today, NTT Data already employs approximately 2,600 people or 11 percent of its workforce outside of Japan.

Cirquent will continue to operate independently under its existing brand. NTT Data does not intend to integrate it with its other German subsidiary itelligence AG. NTT Data is committed to retaining Cirquent’s management and employees and does not plan any substantial operational changes after the closing of the transaction. In addition, NTT Data will support Cirquent’s growth strategy by providing for instance offshore resources, sales channels for Japanese multinational companies and project management methodologies.

“The transaction is beneficial for all parties involved”, Senior Executive Vice President Takashi Enomoto, commented on the transaction. “NTT Data further expands its international footprint with Cirquent as one of the top 10 IT consulting firms in Germany. Cirquent becomes part of a dedicated IT company and will be able to offer global services to its blue-chip clients such as the BMW Group.”

Friedrich Eichiner, member of the Board of Management of BMW AG responsible for Group and Brand Development, commented: “In NTT Data, we have found the ideal partner to ensure that Cirquent will continue to develop further in the future”, and added: “This transaction enables BMW Group to focus further on its core business.”

Takashi Enomoto concluded: “This is yet another example of our ‘win-win-win’ approach, which we call ‘IT partnership’ and which has proven successful in various acquisitions that we have done around the globe.”

Peter Broicher, Chief Executive Officer of Cirquent, added: “With our new shareholder, we can offer to our existing clients support in 21 countries around the globe. With our distinct expertise in the manufacturing, banking, insurance and telecommunications industries we are also in a good position to win additional business from the large multinational clients NTT Data serves. At the same time, we will benefit from the continued commitment of BMW Group as a shareholder and client.”

About NTT Data

NTT Data is a quoted subsidiary of Nippon Telegraph and Telephone Corporation (NTT). It offers a broad range of IT services including consulting, systems integration and IT outsourcing. NTT Data, which was ranked 15th position in IT services market, has about 23,000 employees and posted total revenues of over JPY 1 trillion (Euro 7.0 billion) for the year ended March 31, 2008. Since 2005, NTT Data has taken various steps to develop the international business, including the acquisition of the Revere Group in the US, the Shenzhen East Net Co., Ltd. in China and Vertex Software Pvt. Ltd. in India. In January 2008, NTT Data acquired a majority stake in German itelligence AG, one of the leading international full-service providers for solutions in the SAP environment. NTT Data has been actively pursuing IT partnership strategy for IT innovation with client companies to progressively expand the customer base and acquire development resources. For more information visit the NTT Data website: http://www.nttdata.co.jp/en/.

About Cirquent GmbH

Cirquent offers first-class consulting throughout the entire value added chain for banks, insurance companies, telecommunications and manufacturing companies. The services portfolio of the consulting company includes: industry-oriented strategy and process consulting; conceptual design; integration and implementation of individual solutions aimed to support business processes as well as the operation and maintenance of IT systems. Cirquent offers first-class competences in industry-specific processes, methods and technologies – in the areas of customer management, contact centres, finance transformation and application management. Cirquent’s goal is to deliver solutions tailored to the individual requirements of customers, to achieve more efficient business processes, increased business success and reduced costs. The high quality of its consultancy and more than 35 years’ experience has made Cirquent a valued partner of such leading companies as BMW Group, Deutsche Börse, Münchener Rück and T-Mobile Deutschland. Based on its strong foundations and successful acquisition strategy, Cirquent, formerly the Softlab Group, has established itself as one of today’s leading German consultancy companies, as reflected in its ranking in the top ten of the Lünendonk List 2007. Headquartered in Munich, Cirquent operates out of five locations in Germany, and also has offices in the UK, Austria and Switzerland. In 2007, with a workforce of 1,747, the company generated sales of €286 million. Further information is available on: www.cirquent.de.

Media contact for Japan

Public Relations Department

NTT DATA Corporation

Tel: +81-3-5546-8051

Media contact for all other countries

Jan Hiesserich

Hering Schuppener Consulting

Tel. +49 (0)69 921874-63

jhiesserich@heringschuppener.com